November 14, 2007

Simon Chin, President
Iris BioTechnologies Inc.
5201 Great America Parkway, Suite 320
Santa Clara, California 95054

> **Re:** **Iris BioTechnologies Inc.**
> **Registration Statement on Form SB-2**
> **Filed November 2, 2007**
> **File No. 333-142076**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 5

1.   We note your new disclosure in the fourth paragraph on page 26 indicating that you may modify the intended use of your product. Please balance your disclosure about the intended use of your product in second paragraph of the summary with an equally prominent summary of this potential modification and the reasons the modification may be required.

Financial Statements, page F-1

2.   Please update the financial statements and other relevant sections of the filing to comply with Item 310(g) of Regulation S-B. An updated accountant's consent should also be included.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Kuhar at 202-551-3668 or in his absence, Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Jeff Fessler, Esq.
        Yoel Goldfeder, Esq.